Songwave Industries, Inc.

16761 Dale Vista Lane

Huntington Beach, CA 92647

(714) 847-2460

December 14, 2012

VIA EDGAR AND OVERNIGHT COURIER

U.S. Securities & Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:

Re:	Songwave Industries, Inc.

Request to Withdraw Registration Statement on Form S-1 (File No. 333-163053)

Ladies and Gentlemen:

On behalf of Songwave Industries, Inc., a Nevada corporation (the “Company”), and pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), the Company hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-163053), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2009 with an amendment filed on January 19, 2010.

At this time, due to current public market conditions, the Company has determined not to proceed with the public offering contemplated by the Registration Statement. The Registration Statement has not been declared effective by the Commission, and the Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, the Company requests that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter on the grounds that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a). Please forward a copy of the Order to the Company’s legal counsel, Lawrence W. Horwitz of Horwitz, Cron & Armstrong, LLP via facsimile at (949) 540-6578.

The Company acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use should the Company proceed with the filing of a subsequent registration statement meeting the requirements of Rule 457(p) under the Securities Act.

If you have any questions regarding this application, please contact Lawrence W. Horwitz of Horwitz, Cron & Armstrong, LLP by telephone at (949) 540-6540 or by fax at (949) 540-6578. Thank you for your attention to this matter.

Sincerely,

By:	/s/ Roy Sahachaisere
Roy Sahachaisere
Chief Executive Officer
Songwave Industries, Inc.